August 5, 2024

For Immediate Release

Real Estate Investment Trust Securities Issuer:
Mitsui Fudosan Logistics Park Inc. (Securities Code: 3471) 6-8-7 Ginza, Chuo-ku, Tokyo 104-0061 Representative: Hiroshi Asai, Executive Director

Asset Management Company:

Mitsui Fudosan Logistics REIT Management Co., Ltd. Representative: Shinobu Sakanoshita, President and Chief

Executive Officer

Inquiries: Kenji Yamamoto, Managing Director and Chief

Financial Officer

Tel. +81-3-6327-5160

Notice Concerning Revisions to Operating Results and Distributions Forecast

Due to Changes in Operating Period and Fiscal Period

Mitsui Fudosan Logistics Park Inc. (“MFLP-REIT”) and Advance Logistics Investment Corporation (“ADL”; MFLP-REIT and ADL are collectively referred to as “Each REIT”) announced that each of them has, at Each REIT’s Board of Directors’ Meeting held today, resolved to undertake an absorption-type merger, with November 1, 2024 as the effective date, whereby MFLP-REIT will be the surviving corporation and ADL will be the dissolving corporation in the merger (the “Merger”), and have today also executed a merger agreement (the “Merger Agreement”) as described in the press release “Notice Concerning Execution of the Merger Agreement between Mitsui Fudosan Logistics Park Inc. and Advance Logistics Investment Corporation” dated today by MFLP-REIT and ADL. In conjunction with the Merger, MFLP-REIT plans to change its operating period and fiscal period (the “Change of Operating Period”) subject to approval of the “Partial Amendment to the Articles of Incorporation” at the general meeting of unitholders scheduled to be held on September 30, 2024, as announced today in the press release “Notice Concerning Approval of a Merger Agreement and Partial Amendment to the Articles of Incorporation”.

In accordance with these changes, we announced today revisions to its operating results forecast for the fiscal period ending January 31, 2025 (August 1, 2024 to January 31, 2025, changed to August 1, 2024 to October 31, 2024 due to the Change of Operating Period), which MFLP-REIT had announced on March 14, 2024 in the “Summary of Financial Results for the Fiscal Period Ended January 31, 2024 (REIT)”, as follows.

For the MFLP-REIT's operating results forecast for the fiscal period ending July 31, 2025 (November 1, 2024 to July 31, 2025) and the fiscal period ending January 31, 2026 (August 1, 2025 to January 31, 2026)after the Merger, please refer to the “Notice Concerning Disclosure of Operating Results Forecasts for the Fiscal Period Ending July 31, 2025 and the Fiscal Period Ending January 31, 2026, Following the Merger of Mitsui Fudosan Logistics Park Inc. and Advance Logistics Investment Corporation” released by Each REIT today.

The merger described in this press release involves securities of a Japanese company. The merger is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of their officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the merger, such as in the open market or through privately negotiated purchases.

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1. Details of revisions to operating results forecast (fiscal period ending October 31, 2024: August 1, 2024 to October 31, 2024)

Due to the Change of Operating Period, the operating period beginning August 1, 2024 is expected to be three months (August 1, 2024 to October 31, 2024) instead of the six months (August 1, 2024 to January 31, 2025) assumed when the previous forecast was released. Accordingly, the amount increase/decrease and rate of increase/decrease are calculated based on the figures of the previous forecast converted to the subject period of three months.

	Operating revenue (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income (million yen)	Distributions per unit (yen) (including distributions in excess of earnings)	Distributions per unit (yen) (excluding distributions in excess of earnings)	Distributions in excess of earnings per unit (yen)
Previous forecast (A) (six months: from August 1, 2024 to January 31, 2025)	12,493	4,793	4,295	4,294	9,313	7,064	2,249
Previous forecast after 3-month conversion (A’) (A)*1/2	6,246	2,396	2,147	2,147	4,656	3,532	1,124
Revised forecast (B) (three months: from August 1, 2024 to October 31, 2024)	6,408	2,311	2,065	2,064	4,657	3,396	1,261
Amount increase/ decrease (B) – (A’)	161	(84)	(82)	(82)	1	(136)	137
Rate of increase/ decrease	2.6%	(3.5)%	(3.8)%	(3.8)%	0.0%	(3.9)%	12.2%

(Reference) Fiscal period ending October 31, 2024: Expected number of investment units issued and outstanding at the end of the fiscal period: 608,000 units.

Notes:

1. MFLP-REIT is planning to submit to the general meeting of unitholders of MFLP-REIT scheduled on September 30, 2024 the following proposal for the changes to the articles of incorporation, subject to the condition that the Merger takes effect: Change the current 17th operating period from August 1, 2024 to January 31, 2025 to the period from August 1, 2024 to October 31, 2024 and change the current 18th operating period to the period from November 1, 2024 to July 31, 2025. If the aforementioned change is approved in the general meeting of unitholders, the last operating period of MFLP-REIT before the effective date of the Merger is expected to be a three-month period as the 17th operating period from August 1, 2024 to October 31, 2024 and the first operating period after the effective date of the Merger is expected to be a nine-month period as the 18th operating period from November 1, 2024 to July 31, 2025. The 19th operating period and subsequent operating periods will be from February 1 to July 31 and from August 1 to January 31 of the following year, respectively.

2. The operating results forecasts above are calculated as of today based on the assumptions outlined in the attached “Assumptions Underlying the Operating Results Forecasts for the Fiscal Period Ending October 31, 2024”. Actual operating revenue, operating income, ordinary income, net income, distributions per unit (excluding distributions in excess of earnings) and distributions in excess of earnings per unit may vary due to differences from assumptions as a result of future acquisitions or dispositions of real estate, etc., changes in the trends of the real estate market, etc. and interest rates, actual number of issuances and issue value of new investment units to be decided, and the environment in which MFLP-REIT operates and other factors. Moreover, these forecasts do not guarantee the amounts of distributions and distributions in excess of earnings.

3. Forecasts may be modified if there is expected to be a noticeable discrepancy with the above forecasts.

4. All amounts are rounded down and percentages are rounded to the nearest tenth.

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2. Reasons for revisions to operating results forecast

In connection with the Merger announced the as of today in the “Notice Concerning Execution of the Merger Agreement between Mitsui Fudosan Logistics Park Inc. and Advance Logistics Investment Corporation”, owing to the change in the calculation period announced in the previous forecast, we are revising operating results forecast for the fiscal periodending October 31, 2024 (changed to August 1, 2024 to October 31, 2024 due to the Change of Operating Period).

End.

* MFLP-REIT’s corporate website: https://www.mflp-r.co.jp/en/

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<Attachment 1>

Assumptions Underlying the Operating Results Forecasts for the Fiscal Period Ending October 31, 2024

Item	Assumptions
Calculation period and effect of the merger

・ Fiscal period ending October 31, 2024 (17th fiscal period): August 1, 2024 to October 31, 2024 (92 days)

・ It is assumed that the proposal to amend the Articles of Incorporation to change the operating period will be approved at the general meeting of unitholders of MFLP-REIT to be held on September 30, 2024, and that the Merger will become effective as of November 1, 2024.

Investment assets	・ It is assumed that the 30 properties held by MFLP-REIT as of the date of this document (individually or collectively, “Our Current Property(ies)”) will not be changed (as there will be no disposition, etc. of Our Current Properties and there will be no acquisition of new properties) until the end of the fiscal period ending October 31, 2024. However, the actual number of the investment assets may change due to the acquisition of new properties or the disposition, etc. of Our Current Properties.
Operating revenue

・ Leasing business revenues related to Our Current Properties are calculated based on lease contracts already executed that are in effect as of today and other factors, including tenant movements, market trends and other factors.

・ Calculations assume that there will be no gain or loss on sale of real estate, etc.

Operating expenses

・ Leasing business expenses, which are major operating expenses, other than depreciation have been calculated by taking into consideration changes to expenses, with the historical results.

・ Depreciation expenses are calculated using the straight-line method. Depreciation is expected to be ¥1,574 million for the fiscal period ending October 31, 2024.

・ Leasing business income (excluding gain on sale of real estate) after the deduction of leasing business expenses (including depreciation) is expected to be ¥3,195 million for the fiscal period ending October 31, 2024.

・ In general, municipal property taxes, city planning taxes and other charges levied on real estate transactions are settled at the time of acquisition by prorating for the period held with the present owner. However, MFLP-REIT includes an amount equivalent to the settled amount in the acquisition costs for the property.

・ Repair expenses for buildings are expected to be ¥145 million for the fiscal period ending October 31, 2024 based on the medium- to long-term repair plan established by Mitsui Fudosan Logistics REIT Management Co., Ltd., the asset management company of MFLP-REIT. However, given the possibility that repair expenses may increase or additional expenses may be incurred due to difficult-to-forecast factors, the actual results may differ significantly from the forecast amount.

・ In connection with the Merger, it is assumed that one-time merger-related expenses of ¥187 million for the fiscal period ending October 31, 2024.

Non-operating expenses

・ Interest expenses, interest expenses on investment corporation bonds and other expenses related to borrowings are expected to be ¥235 million for the fiscal period ending October 31, 2024.

・ Investment corporation bond issuance expenses shall be amortized on a monthly basis over the period starting from the month of issuance to redemption. Amortization of investment corporation bond issuance expenses is expected to be ¥1 million for the fiscal period ending October 31, 2024.

・ Investment unit issuance expenses for the new issue of investment units shall be amortized monthly for a three-year period starting from the month of issuance. Amortization of investment unit issuance expenses is expected to be ¥9 million for the fiscal period ending October 31, 2024.

Interest-bearing debt

・ It is assumed that total interest-bearing debt will be ¥159,200 million at the end of the fiscal period ending October 31, 2024.

・ The loan-to-value (LTV) ratio is expected to be 41.4% at the end of the fiscal period ending October 31, 2024. The following formula is used to calculate the LTV ratio.
LTV ratio = Total interest-bearing debt ÷ Total assets × 100

Investment units

・ It is assumed that the number of investment units issued and outstanding is 608,000 investment units as of the date of this document and there will be no change to the number of investment units by issuing new investment units, etc. through to the end of the fiscal period ending October 31, 2024.

・ Distributions per unit (excluding distributions in excess of earnings) and distributions in excess of earnings per unit are calculated based on the 608,000 units of the expected total number of investment units issued and outstanding at the end of the fiscal period ending October 31, 2024.

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Distributions per unit (excluding distributions in excess of earnings)

・ Distributions per unit (excluding distributions in excess of earnings) is calculated in accordance with MFLP-REIT’s policy on distribution of cash described in its Articles of Incorporation and assuming that all profits will be distributed.

・ However, distributions per unit (excluding distributions in excess of earnings) may change for a variety of reasons, including changes in MFLP-REIT’s investment assets, changes in leasing revenues due to tenant movements, etc. and/or the occurrence of unforeseen repairs and maintenance, etc.

Distributions in excess of earnings per unit

・ Distributions in excess of earnings per unit is calculated in accordance with MFLP-REIT’s policy on distribution of cash described in its Articles of Incorporation and the asset management guidelines for the asset management company.

・ MFLP-REIT emphasizes cash flow generated by asset management, such as the leasing of investment assets, excluding gain or loss on sale of real estate. It is MFLP-REIT’s policy to calculate the amount distributable, including distributions in excess of earnings, in principle, up to a maximum of 75% of FFO(*1) and continually distribute the amount that exceeds the amount of distribution of earnings, within a scope where financial stability can be secured and owned assets can be maintained for a long duration of time, as distributions in excess of earnings determined based on a comprehensive judgment of the situation (the “continuous distributions in excess of earnings”). The amount distributable will be 74% of FFO for the fiscal period ending October 31, 2024. However, the continuous distributions in excess of earnings may be terminated given the economic environment, trends in the real estate market or leasing market, the situation surrounding owned assets, the percentage of distributions in excess of earnings accounted for in depreciation during MFLP-REIT’s applicable operating period(*2), and the situation pertaining to LTV level and retained cash and deposits, among other factors.

・ In addition to the continuous distributions in excess of earnings, in cases where the distribution amount for distributions per unit (including distributions in excess of earnings) is expected to temporarily decline by a certain degree due to such factors as the procurement of funds through the issuance of new investment units, etc., a temporary distribution in excess of earnings may be executed in order to standardize the amount of the distributions per unit (including distributions in excess of earnings). In the fiscal period ending October 31, 2024, a temporary distribution in excess of earnings of ¥139 million is assumed due to temporary expenses incurred as a result of the Merger.

・ However, from the perspective of continuing to maintain owned assets for a long period of time, in cases where the above distribution of cash is executed, and where the amount equal to the equivalent of depreciation for the applicable operating period minus the amount of the distribution in excess of earnings for the applicable operating period falls below the standard amount of capital for building maintenance(*3), the distribution in excess of earnings will be decreased by a maximum amount within which the distribution amount does not fall below the total equivalent of the distribution of earnings, and this may lead to cases where distribution in excess of earnings will not be executed.

・ In addition, from the perspective of continuing stable financial management, distributions in excess of earnings will not be executed in cases where the appraisal LTV ratio(*4) exceeds 60% in the event that the above distribution of cash is executed.

・ The total amount of distributions in excess of earnings is expected to be ¥766 million for the fiscal period ending October 31, 2024 based on the above calculation. In addition, we expect to make a distribution in excess of earnings of ¥14 million for the fiscal period ending October 31, 2024 as allowance for temporary difference adjustments, which takes into account the impact on distributions of the tax discrepancy in excess of income, but these amounts are included in the above ¥766 million.

(*1)FFO is an acronym that stands for funds from operation. It is calculated by adding depreciation for the applicable operating period to net income (excluding profit or loss from the sale of real estate, etc.).

(*2)The maximum will be an amount equivalent to 60% of the depreciation for the applicable operating period.

(*3)“Standard amount of capital for building maintenance” refers to the amount that results by multiplying the six-month-equivalent amount of the 12-year-average amount of the amount equivalent to the capital expenditure amount noted in the Building Condition Evaluation Report by two.

(*4)Appraisal LTV ratio (%) = A/B × 100 (%)

A = Total interest-bearing debt on the applicable accounts settlement date

B = Total assets on the balance sheet on the applicable accounts settlement date – Amount of book value after depreciation of owned real estate on the applicable accounts settlement date + Appraisal value of owned real estate on the applicable accounts settlement date

Other

・ It is assumed that there will be no change in legislation, taxation, accounting standards, listing regulations imposed by the Tokyo Stock Exchange, rules and requirements imposed by The Investment Trusts Association, Japan, etc. that will impact the aforementioned forecasts.

・ It is assumed that there will be no unforeseen material changes in general economic trends, real estate market conditions, etc.

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